CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

SYNTHEMED, INC.

SyntheMed, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies:

1. The name of the Corporation is “SyntheMed, Inc.” The Corporation filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on August 1, 1990. The name under which the Corporation was originally formed is “Biomedical Polymers International, Ltd.”

2. This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation’s Board of Directors and stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3. The first paragraph of Article FOURTH of the Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“FOURTH: I. The aggregate number of shares which the Corporation shall have authority to issue is One Hundred Fifty Five Million (155,000,000) shares, consisting of (i) One Hundred Fifty Million (150,000,000) shares of Common Stock, par value $.001 per share (“Common Stock”), and (ii) Five Million (5,000,000) shares of Preferred Stock, par value $.01 per share (“Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation to be executed this 27th day of April, 2006.

SYNTHEMED, INC.

By: s/Robert Hickey
Robert Hickey, President and Chief Executive Officer